1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                   .)

TSMC Reaches Settlement with SMIC

Terms Include US$175 Million Cash Payment and Patent Cross License

Hsinchu, Taiwan, January 30, 2005—Taiwan Semiconductor Manufacturing Company (“TSMC”) (TSE: 2330, NYSE: TSM) today announced it has resolved pending patent and trade secret litigations with Semiconductor Manufacturing International Corp. (“SMIC”).

Under the settlement’s terms, SMIC will pay TSMC US$175 million, payable in installments over six years. In addition, the two parties will cross license to each other’s patent portfolio through December 2010. The agreement also provides for the dismissal of all pending legal actions without prejudice between the two companies in U.S. District Court, California State Superior Court, the U.S. International Trade Commission, and Taiwan District Court as well.

TSMC stated that it would not sue SMIC for itemized acts of alleged trade secret misappropriation, although the settlement does not grant a license to use any of TSMC’s trade secrets. Besides, other terms of the settlement are confidential.

“With this settlement, we have amicably resolved all of our pending litigation with SMIC and believe that it is in the best interest of our shareholders,” said Dr. F.C. Tseng, Deputy Chief Executive Officer for TSMC.

# # #

TSMC Spokesperson: Ms. Lora Ho Vice President and CFO, TSMC Tel: 886-3-566-4602	TSMC Deputy Spokesperson: Mr. J.H. Tzeng PR Department Manager, TSMC Tel: 886-3-666-5028 (O) / 886-928-882-607(Mobile) Fax: 886-3-567-0121 E-mail: jhtzeng@tsmc.com

For further information, please contact:
Chuck Byers Director, Brand Management TSMC North America Tel: 1-408-382-7919 E-Mail: cbyers@tsmc.com	Mr. Richard Chung PR Principal Specialist, TSMC Tel: 886-3-666-5038 (O) / 886-911-258-751(Mobile) Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 31, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer